UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                      ACCEPTANCE INSURANCE COMPANIES INC.
                               (Name of Issuer)

                         Common Stock, $0.40 par value
                        (Title of Class of Securities)

                                  068417-60-0
                                (CUSIP Number)

                               Robert L. Miller
                         520 Lake Cook Road, Suite 380
                              Deerfield, IL 60015

                                (847) 945-7722
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                March 31, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                                 SCHEDULE 13D

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    VELP 2, L.L.C.

2   Check The Appropriate Box If A Member Of A Group*   (a) [X]
                                                        (b) [ ]

3   SEC Use Only

4   Source of Funds*
    AF

5   Check Box If Disclosure Of Legal Proceedings Is
    Required Pursuant To Items 2(d) or 2(E)                 [ ]

6   Citizenship Or Place of Organization
    Michigan

                7  Sole Voting Power
Number Of          1,680,345
Shares          8  Shared Voting Power
Beneficially       -0-
Owned By        9  Sole Dispositive Power
Each Reporting     1,680,345
Person With     10 Shared Dispositive Power
                   -0-

11  Aggregate Amount of Beneficially Owned By Each Reporting Person
    1,680,345

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                        [ ]

13  Percent Of Class Represented By Amount In Row (11)
    10.9%

14  Type Of Reporting Person*
    OO
                                 SCHEDULE 13D

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    David Craig Valassis

2   Check The Appropriate Box If A Member Of A Group*   (a) [X]
                                                        (b) [ ]

3   SEC Use Only


4   Source of Funds*
    AF

5   Check Box If Disclosure Of Legal Proceedings Is
    Required Pursuant To Items 2(d) or 2(E)                 [ ]

6   Citizenship Or Place of Organization
    United States of America

                7  Sole Voting Power
Number Of          19,059
Shares          8  Shared Voting Power
Beneficially       1,680,345
Owned By        9  Sole Dispositive Power
Each Reporting     19,059
Person With     10 Shared Dispositive Power
                   1,680,345

11  Aggregate Amount of Beneficially Owned By Each Reporting Person
    1,699,404

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                          [ ]

13  Percent Of Class Represented By Amount In Row (11)
    11.0%

14  Type Of Reporting Person*
    IN
                                 SCHEDULE 13D

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Doug Thomas Valassis

2   Check The Appropriate Box If A Member Of A Group*   (a) [X]
                                                        (b) [ ]

3   SEC Use Only


4   Source of Funds*
    AF

5   Check Box If Disclosure Of Legal Proceedings Is
    Required Pursuant To Items 2(d) or 2(E)                 [ ]

6   Citizenship Or Place of Organization
    United States of America

                7  Sole Voting Power
Number Of          147,379
Shares          8  Shared Voting Power
Beneficially       2,132,410
Owned By        9  Sole Dispositive Power
Each Reporting     147,379
Person With     10 Shared Dispositive Power
                   2,132,410

11  Aggregate Amount of Beneficially Owned By Each Reporting Person
    2,279,789

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                         [ ]

13  Percent Of Class Represented By Amount In Row (11)
    14.8%

14  Type Of Reporting Person*
    IN
                                 SCHEDULE 13D

         This is Amendment No. 4 to the Schedule 13D previously filed by Valassis Enterprises, L.P., a Delaware limited partnership, Franklin Enterprises, Inc., a Michigan corporation, George F. Valassis and Doug T. Valassis, in order to report the restructuring of their ownership of shares of common stock of Acceptance Insurance Companies, Inc. (the "Issuer"), as is more particularly described in Item 2 below. This is also an initial filing of a Schedule 13D by D. Craig Valassis and VELP 2, L.L.C., a Michigan limited liability company. As a result of such restructuring, VELP 2, L.L.C., Doug T. Valassis and D. Craig Valassis (the "Group") have individually and collectively become the beneficial owners of more than 5% of the outstanding common stock, $0.40 par value per share (the "Common Stock") of the Issuer, and Valassis Enterprises, L.P., Franklin Enterprises, Inc., and George F. Valassis have ceased to be beneficial owners of more than 5% of the Common Stock of the Issuer.

ITEM 1.  Security and Issuer.

         Issuer: Acceptance Insurance Companies, Inc.
                         222 South 15th Street
                         Suite 600 North
                         Omaha, Nebraska 68102

         Security:       Common Stock, $0.40 par value per share
                         CUSIP No. 68417-60-0

ITEM 2.  Identity and Background.

         Doug T. Valassis and D. Craig Valassis are citizens of the United States of America and they are brothers. The business address of both Doug
T. Valassis and D. Craig Valassis is 520 Lake Cook Road, Suite 380, Deerfield, Illinois 60015.

         VELP 2, L.L.C., is a Michigan limited liability company whose membership interests are owned equally by Doug T. Valassis, D. Craig Valassis and Debra A. Lyonnais, their sister. The Manager of VELP 2, L.L.C., is Brisbane Corporation, a Florida corporation which is owned by Doug T. Valassis and D. Craig Valassis. Doug T. Valassis and D. Craig Valassis are the sole directors and officers of Brisbane Corporation. In such capacities, Doug T. Valassis and D. Craig Valassis control VELP 2,
L.L.C.   Valassis Enterprises no longer owns any shares of Common
Stock of the Issuer.

         Doug T. Valassis, D. Craig Valassis, and another individual are co-trustees of an irrevocable family trust established under Michigan law on October 14, 1992, the assets of which are divided into three separate subtrusts, one for the benefit of Doug T. Valassis and his descendants, another for the benefit of D. Craig Valassis and his descendants, and a third for the benefit of their sister Debra A. Lyonnais and her descendants. Shares of Common Stock of the Issuer held in these subtrusts are deemed to be beneficially owned by the co-Trustees of each subtrust because the co-Trustees control the right to vote and dispose of such shares.

         The principal occupation of Doug T. Valassis is President, Director and Chief Executive Officer of Franklin Enterprises, Inc., a private investment company ("Franklin"). The principal occupation of D. Craig Valassis, is Vice President of Franklin. Doug T. Valassis is also the Chairman and a director of Ryback Management Corporation, a Michigan corporation ("Ryback Management"), and the Chairman and a trustee of Lindner Investments, a Massachusetts business trust that is a registered investment company under the Investment Company Act of 1940. D. Craig Valassis is also a director of Ryback Management. Ryback Management is an investment adviser registered under the Investment Advisers Act of 1940 and is the adviser for Lindner Investments. Lindner Growth Fund is a series (i.e., a separate investment portfolio) of Lindner Investments. Since December 22, 1992, Doug
T. Valassis has also been a director of the Issuer.

         George F. Valassis is a citizen of the United States of America. He is the father of Doug T. and D. Craig Valassis. Franklin is a Michigan corporation engaged principally in the business of providing investment capital and business consulting services and in investing in securities and real estate. Franklin is the sole general partner in Valassis Enterprises, L.P., a Delaware limited partnership that is engaged principally in the business of providing investment capital and investing in securities and real estate. The principal office and business address of George F. Valassis, Franklin and Valassis Enterprises is 520 Lake Cook Road, Suite 380, Deerfield, Illinois 60015.

         The Members of the Group together with George F. Valassis, Franklin and Valassis Enterprises are sometimes referred to herein as the "Reporting Persons".

         During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any member been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The acquisition by the Group of Common Stock of the Issuer resulted from the restructuring of the Reporting Persons' ownership interests on March 31, 1998, did not involve any additional purchases of such Common Stock of the Issuer, and no funds or other consideration expended by any members of the Group.

ITEM 4.  Purpose of Transaction.

         Effective on March 31, 1998, certain assets of Valassis Enterprises, including all of the Common Stock of the Issuer that was then owned by
Valassis Enterprises, were distributed to its partners.   As a result of
such distributions, Franklin ceased to have any power over the voting or disposition of shares of Common Stock of the Issuer. George F. Valassis also ceased to have power over the voting or disposition of shares of Common Stock of the Issuer, except with respect to the shares of Common Stock that were distributed to him by Valassis Enterprises and certain other shares beneficially owned by him, which do not aggregate more than 5% of the outstanding shares of the Issuer's Common Stock.

         Following the distributions by Valassis Enterprises, Doug T. Valassis, D. Craig Valassis and Debra A. Lyonnais formed VELP 2, L.L.C., in order to establish an investment entity for their common investment interests. This limited liability company is managed by a Manager, which is Brisbane Corporation, which is owned and controlled by Doug T. Valassia and
D. Craig Valassis.

          Each of the Reporting Persons intends to monitor the affairs of the Issuer closely and to periodically review their investment in the Issuer's securities. Depending on the results of such monitoring and reviews and other facts and circumstances then existing, it is possible that in the future one or more of the Reporting Persons, in open market transactions, in private transactions, through the exercise of warrants, or otherwise, may acquire or dispose of Issuer common stock or other Issuer securities. If any acquisition subsequently is undertaken by any of the Reporting Persons, such acquisition may be undertaken with a view to maintaining the present percentages of ownership of Issuer common stock of the Reporting Persons or with a view to acquiring a greater interest, possibly even a majority interest, and a commensurately greater voice in the affairs of the Issuer on the part of one or more of the Reporting Persons, other members of the Valassis family, the Valassis Family Trust, or the Valassis Children's
Trust.

         Except as described in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.  Interest in Securities of the Issuer.

         VELP 2, L.L.C., beneficially owns, and has voting and dispositive powers over, 1,680,345 shares of Common Stock, or 10.9% of the outstanding shares, based on the number of outstanding shares of the Issuer as reported in its most recent Quarterly Report on Form 10-Q.

         Doug T. Valassis beneficially owns 2,279,789 shares of Common Stock, or 14.8% of the outstanding Common Stock, as follows: 1,680,345 shares of Common Stock (10.9% of the outstanding shares) beneficially owned by VELP 2, L.L.C., as to which Mr. Valassis exercises voting and dispositive powers through his ownership and control of Brisbane Corporation, the Manager of VELP 2, L.L.C.; 139,879 shares of Common Stock (0.9% of the outstanding shares) beneficially owned by Mr. Valassis directly as to which he has sole voting and dispositive powers; 2,065 shares of Common Stock (0.01% of the outstanding shares) beneficially owned by Franklin, as to which Mr. Valassis shares voting and dispositive powers through his role as a director and President of Franklin; 450,000 shares of Common Stock (2.9% of the outstanding shares) beneficially owned by Lindner Growth Fund, as to which Mr. Valassis shares voting and dispositive powers in his capacity as a Trustee of Lindner Investments and a director and Chairman of Ryback Management, the investment adviser to the Lindner Growth Fund; and 7,500 shares of Common Stock (0.05% of the outstanding shares) that Mr. Valassis may acquire upon exercise of currently exercisable options issued to him in his capacity as a director of the Issuer, as to which he has sole voting and dispositive powers. Mr. Valassis disclaims beneficial ownership of the shares ownerd by Lindner Growth Fund, except to the extent of his proportionate ownership of shares of Lindner Growth Fund.

         D. Craig Valassis beneficially owns 1,699,404 shares of Common Stock, or 11.0% of the outstanding Common Stock, as follows: 1,680,345 shares of Common Stock (10.9% of the outstanding shares) beneficially owned by VELP 2, L.L.C., as to which Mr. Valassis exercises voting and dispositive powers through his ownership and control of Brisbane Corporation, the Manager of VELP 2, L.L.C.; and 19,509 shares of Common Stock (0.1% of the outstanding shares) beneficially owned by Mr. Valassis as to which he has sole voting and dispositive powers.

         None of George F. Valassis, Franklin or Valassis Enterprises, is a beneficial owner of more than 5% of the outstanding shares of Common Stock of the Issuer.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons or between any of them and any other person with respect to any securities of the Issuer, including (but not limited to) transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses, or the giving or withholding of proxies, nor are any securities reported herein pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment powers over such securities.

ITEM 7.  Material Filed as Exhibits.

Exhibit
No.              Description
-------          -----------
1                Joint Filing Agreement and Power of Attorney

                                  SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth on this statement is true, correct and complete.

                                 VELP 2, L.L.C.
                                 By: BRISBANE CORPORATION, Manager

Date:  May 29, 1998              By: /S/ DOUG T. VALASSIS
                                     Doug T. Valassis, President


Date:  May 29, 1998              /S/ D. Craig Valassis
                                 D. Craig Valassis


Date:  May 29, 1998              /S/ Doug T. Valassis
                                 Doug T. Valassis


Date:  May 29, 1998              /S/ George F. Valassis
                                 George F. Valassis

                                 VALASSIS ENTERPRISES, L.P.
                                 By: FRANKLIN ENTERPRISES, INC.,
                                     General Partner

Date:  May 29, 1998              By: /S/ Robert L.Miller
                                     Robert L. Miller,
                                     Secretary/Treasurer

                                 FRANKLIN ENTERPRISES, INC.


Date:  May 29, 1998              By: /S/ Robert L.Miller
                                     Robert L. Miller,
                                     Secretary/Treasurer